17 January 2013

National Grid plc

New York Public Service Commission publishes term sheet for National Grid’s downstate gas utility KEDNY

The New York State Public Service Commission (“Commission”) yesterday published a term sheet detailing a two year extension to the rate agreement for National Grid’s downstate New York Gas business, KeySpan Energy Delivery New York (KEDNY).

In November 2012, KEDNY and the staff of the Commission entered into confidential discussions around the potential for extending and updating aspects of the five year rate agreement which ended on 31 December 2012. The notice of impending settlement negotiations was filed with the Commission in early December 2012.

As a result of these discussions, National Grid and the Department of Public Service Staff, filed a term sheet with the Commission. This sets out a summary of a proposed two year agreement for extending and modifying elements of the original KEDNY five year rate plan.  The proposed settlement is not expected to materially impact customer bills or KEDNY’s revenues over the period of the rate agreement.

The proposal includes a 9.4% return on equity in each of the two years 2013 and 2014, with a 48% equity structure in the business, which is financially equivalent to the terms of the original five year rate plan (9.8% return on equity and 45% equity structure).  Under the proposed agreement, 80% of any earnings over 9.4% will be allocated to fund recovery of prior environmental deferrals with the remaining 20% being retained by KEDNY. The proposed agreement also includes an increase in capital expenditure allowances to $320.1 million in 2013 and $293.7 million in 2014 as compared to the original rate plan capital allowances of $155.4 million per year.  The agreement also proposes updates to various customer service and other performance metrics.  Under the proposed agreement, there is no impact on the delivery rates for customers.

Ken Daly, President, National Grid New York said “We are pleased to have reached a proposed agreement with the Department of Public Service Staff.  The new proposal sets out a framework of increased investment, stable customer rates, and performance metrics to deliver high standards of customer service, safety and reliability. The proposal also provides a sharing mechanism that should allow the business to deliver appropriate returns, while continuing to provide excellent service to New York customers.”

A Joint Proposal formalising the settlement is expected to be filed in February.  The Commission is expected to issue an Order on the settlement proposal in the spring of 2013.

The Term Sheet setting forth the proposed settlement agreement is available on the Commission’s website (www.dps.ny.gov).

CONTACTS

National Grid:

Investors
John Dawson	+44 20 7004 3170	+44 7810 831944 (m)

Andy Mead	+44 20 7004 3166	+44 7752 890787 (m)

George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)

Victoria Davies	+44 20 7004 3171	+44 7771 973 447 (m)

Tom Hull	+44 20 7004 3172	+44 7890 534 833 (m)

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators (including the new RIIO approach in the UK); breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the result of climate change or due to unauthorised access to or deliberate breaches of our IT systems or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes,  restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions, such as paying dividends, lending or levying charges; inflation; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures. The effects of these factors are difficult to predict.  For further details regarding  these and other assumptions, risks and uncertainties please read the Business Review section including the ‘Risk factors’ on pages 41 to 43 of National Grid’s latest Annual Report and Accounts.  In addition new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement